January 13, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION Mara L. Ransom Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Companhia Paranaense de Energia – COPEL Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 30, 2008 File No. 001-14668

Dear Ms. Ransom:

By letter dated December 29, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 30, 2008 by Companhia Paranaense de Energia - COPEL (“Copel”).

The Staff asked that Copel either respond to such comments or tell the Staff when it will respond within ten business days. On January 9, 2009, counsel for Copel informed Alexandra M. Ledbetter of the Staff by telephone that Copel plans to submit a response by January 31, 2009.

Copel appreciates the Staff’s accommodation in this matter.

Very truly yours,

/s/ Paulo Roberto Trompczynski
Name:	Paulo Roberto Trompczynski
Title:	Copel Chief Financial Officer and Investor Relations Officer

cc:	H. Christopher Owings, Division of Corporation Finance
Alexandra M. Ledbetter, Division of Corporation Finance
Securities and Exchange Commission

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP